UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d)
of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): January 27, 2026

Stock Yards Bancorp, Inc.

(Exact name of registrant as specified in its charter)

Kentucky	001-13661	61-1137529
(State or Other Jurisdiction of Incorporation)	(Commission File Number)	(I.R.S. Employer Identification No.)

1040 East Main Street,

Louisville, Kentucky 40206

(Address of Principal Executive Offices) (Zip Code)

(502) 582-2571

(Registrant's telephone number, including area code)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)
☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)
☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))
☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Common stock, no par value	SYBT	The NASDAQ Stock Market, LLC

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 1.01. Entry into a Material Definitive Agreement.

Merger Agreement

On January 27, 2026, Stock Yards Bancorp, Inc., a Kentucky corporation (“Stock Yards”), River Holdings, Inc., a Kentucky corporation and direct, wholly owned subsidiary of Stock Yards (“Merger Sub”), and Field & Main Bancorp, Inc., a Kentucky corporation (“Field & Main”), entered into an Agreement and Plan of Merger (the “Merger Agreement”) pursuant to which, on the terms and subject to the conditions set forth therein, Merger Sub will merge with and into Field & Main, with Field & Main continuing as the surviving corporation (the “Merger”). Immediately following the Merger, it is currently intended that Field & Main will merge with and into Stock Yards, with Stock Yards continuing as the surviving corporation (the “Upstream Merger”). Immediately following the Upstream Merger, or at a later time as Stock Yards may determine, Field & Main Bank, Inc., a Kentucky state-chartered bank and wholly owned subsidiary of Field & Main (“Field & Main Bank”), will merge with and into Stock Yards Bank & Trust Company, a Kentucky state-chartered bank and wholly owned subsidiary of Stock Yards (“Stock Yards Bank”), with Stock Yards Bank continuing as the surviving bank (the “Bank Merger,” and, together with the Merger and the Upstream Merger, the “Mergers”). The Merger Agreement was approved by the Board of Directors of each of Stock Yards and Field & Main.

Under the terms and subject to the conditions of the Merger Agreement, at the effective time of the Merger (the “Effective Time”), each share of the common stock, par value $10.00 per share, of Field & Main (“Field & Main Common Stock”) issued and outstanding immediately prior to the Effective Time (except for shares of Field & Main Common Stock (A) owned by Field & Main or Stock Yards (other than shares (x) held in trust accounts, managed accounts, mutual funds or similar accounts, or otherwise held in a fiduciary or agency capacity that are beneficially owned by third parties, or (y) held, directly or indirectly, as a result of debts previously contracted) or (B) that are Dissenting Shares, (as provided in the Merger Agreement) will be converted, in accordance with the procedures set forth in the Merger Agreement, into 0.6550 shares (the “Exchange Ratio”) of common stock, no par value, of Stock Yards (the “Merger Consideration”).

Under the terms and subject to the conditions of the Merger Agreement, at the Effective Time, each award of a share of Field & Main Common Stock that is subject to vesting, repurchase or other lapse restriction (a “Field & Main Restricted Stock Award”), whether vested or unvested, that is outstanding as of January 27, 2026, and remains outstanding as of immediately prior to the Effective Time will fully vest and be cancelled and converted automatically into the right to receive the Merger Consideration in respect of each share of Field & Main Common Stock underlying the applicable Field & Main Restricted Stock Award.

Under the terms and subject to the conditions of the Merger Agreement, Stock Yards expects to appoint Scott P. Davis, a member of the Field & Main Board of Directors and Field & Main’s Chief Executive Officer, as a member of the Stock Yards Board of Directors and Stock Yards Bank Board of Directors after the Effective Time; in each case, at Stock Yards’ discretion and subject to Stock Yards’ and Stock Yards Bank’s corporate governance practices and policies and applicable law.

The Merger Agreement contains customary representations and warranties from both Field & Main and Stock Yards, each with respect to its and its subsidiaries’ businesses, and each party has agreed to customary covenants, including, among others, covenants relating to the conduct of its business during the interim period between the execution of the Merger Agreement and the Effective Time. Under the terms and subject to the conditions of the Merger Agreement, Field & Main agreed to call a meeting of its shareholders to approve the Merger Agreement and the transactions contemplated thereby (the “Field & Main Shareholder Approval”) and for the Board of Directors of Field & Main to recommend that its shareholders vote in favor of such approvals. Field & Main has also agreed to customary non-solicitation covenants relating to alternative acquisition proposals that prohibit Field & Main from soliciting proposals relating to certain alternative acquisition proposals or, subject to certain exceptions, entering into discussions or negotiations or providing confidential information in connection with certain proposals for an alternative acquisition.

The Mergers are anticipated to be completed in the second quarter of 2026 and are subject to the satisfaction of customary conditions, including (i) receipt of the Field & Main Shareholder Approval, (ii) authorization for listing of the shares of common stock, no par value, of Stock Yards (“Stock Yards Common Stock”) to be issued in the Merger on the NASDAQ Stock Market, (iii) the receipt of required regulatory approvals, including the approval of the Federal Reserve Board, the Federal Deposit Insurance Corporation and the Kentucky Department of Financial Institutions, (iv) effectiveness of the registration statement on Form S-4 for the Stock Yards Common Stock to be issued in the merger, (v) the absence of any order, injunction or other legal restraint preventing or making illegal the completion of the Merger or any of the other transactions contemplated by the Merger Agreement, and (vi) receipt by Stock Yards and Field & Main of an opinion from counsel to Stock Yards to the effect that the Merger and the Upstream Merger, taken together, will qualify as a “reorganization” within the meaning of Section 368(a) of the Internal Revenue Code of 1986, as amended. Each party’s obligation to complete the Merger is also subject to certain additional customary conditions, including (a) subject to certain qualifications, the accuracy of the representations and warranties of Field & Main, in the case of Stock Yards, and of Stock Yards, in the case of Field & Main, (b) performance in all material respects by Field & Main, in the case of Stock Yards, and by Stock Yards, in the case of Field & Main, of its obligations under the Merger Agreement, (c) in the case of Stock Yards, Field & Main meeting specified net equity requirements and Field & Main Bank meeting specified non-performing asset requirements, and (d) in the case of Stock Yards, receipt of an opinion from counsel to Field & Main to the effect that the Mergers have been properly authorized.

The Merger Agreement provides certain termination rights for both Stock Yards and Field & Main and further provides that a termination fee of $4.5 million will be payable by Field & Main to Stock Yards upon termination of the Merger Agreement under certain circumstances, including a termination as a result of Field & Main’s board of directors withdrawing or adversely modifying its recommendation that its shareholders vote in favor of the Merger Agreement.

Support Agreements

In connection with entering into the Merger Agreement, Stock Yards entered into customary support agreements in the form attached hereto as Exhibit 10.1 (the “Field & Main Support Agreements”) with certain specified shareholders of Field & Main. Subject to the terms and conditions and non-termination of the Field & Main Support Agreements, each such shareholder agreed, among other things, to vote its respective shares of Field & Main Common Stock in favor of the approval of the Merger Agreement and the transactions contemplated thereby, and against alternative acquisition proposals.

The foregoing descriptions of the Merger Agreement and the form of Field & Main Support Agreement do not purport to be complete, and each is qualified in its entirety by reference to the full text of those agreements, which are filed as Exhibits to this Current Report, and are incorporated into it by reference. The representations, warranties and covenants of each party set forth in the Merger Agreement have been made only for purposes of, and were and are solely for the benefit of the parties to, the Merger Agreement, may be subject to limitations agreed upon by the contracting parties, including being qualified by confidential disclosures made for the purposes of allocating contractual risk between the parties to the Merger Agreement instead of establishing these matters as facts, and may be subject to standards of materiality applicable to the contracting parties that differ from those applicable to investors. Accordingly, the representations and warranties may not describe the actual state of affairs at the date they were made or at any other time, and investors should not rely on them as statements of fact. In addition, those representations and warranties (i) will not survive consummation of the Mergers, and (ii) were made only as of the date of the Merger Agreement or such other date as is specified in the Merger Agreement. Moreover, information concerning the subject matter of the representations and warranties may change after the date of the Merger Agreement, which subsequent information may or may not be fully reflected in the parties’ public disclosures. Accordingly, the Merger Agreement is included with this filing only to provide investors with information regarding the terms of the Merger Agreement, and not to provide investors with any other factual information regarding Stock Yards or Field & Main, their respective affiliates, or their respective businesses.

The Merger Agreement should not be read alone, but should instead be read in conjunction with the other information regarding Stock Yards and its affiliates or their businesses, the Merger Agreement and the Mergers that will be contained in, or incorporated by reference into, the registration statement on Form S-4 that will include a proxy statement of Field & Main and a prospectus of Stock Yards, as well as in the Forms 10-K, Forms 10-Q, Forms 8-K and other filings that Stock Yards makes with the Securities and Exchange Commission (“SEC”).

Item 7.01 Regulation FD Disclosure

On January 27, 2026, the Company issued a press release announcing the entry into the Merger Agreement. A copy of the press release is attached hereto as Exhibit 99.1 and is incorporated by reference herein. Additionally, on January 27, 2026 the Company posted to its website an investor presentation describing the Mergers, a copy of which is attached as Exhibit 99.2 and is incorporated herein by reference.

The information contained in Item 7.01 of this report, including the information in Exhibit 99.1 and Exhibit 99.2 attached to this report, is furnished pursuant to Item 7.01 of Form 8-K and shall not be deemed “filed” for the purposes of Section 18 of the Securities Exchange Act of 1934, as amended, or otherwise subject to the liabilities of that section. Furthermore, the information in Item 7.01 of this report, including the information in Exhibit 99.1 and Exhibit 99.2 attached to this report, shall not be deemed to be incorporated by reference in the filings of the registrant under the Securities Act of 1933, as amended.

Item 9.01. Financial Statements and Exhibits.

(d) Exhibits

The following items are filed as exhibits to this Current Report on Form 8-K:

Exhibit No.	Description of Exhibit

2.1	Agreement and Plan of Merger, dated as of January 27, 2026, among Stock Yards Bancorp, Inc., River Holdings, Inc., and Field & Main Bancorp, Inc.*
10.1	Form of Support Agreement by and among Stock Yards Bancorp, Inc. and certain Stockholders party thereto.
99.1	Press Release, dated as of January 27, 2026.
99.2	Investor Presentation.
104	Cover Page Interactive Data File (embedded within the Inline XBRL document)

* The schedules to the Agreement and Plan of Merger have been omitted from this filing pursuant to Item 601(a)(5) of Regulation S-K. Stock Yards Bancorp, Inc. agrees to furnish a supplemental copy of such schedules to the Securities and Exchange Commission upon its request.

Forward-Looking Statements

Certain statements contained in this Current Report, which are not statements of historical fact, constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Such statements include, but are not limited to, certain plans, expectations, goals, projections and benefits relating to the proposed merger transaction between Stock Yards Bancorp, Inc. (“Stock Yards”) and Field & Main Bancorp, Inc. (“Field & Main”), which are subject to numerous assumptions, risks and uncertainties. Words or phrases such as “anticipate,” “believe,” “aim,” “can,” “conclude,” “continue,” “could,” “estimate,” “expect,” “foresee,” “goal,” “intend,” “may,” “might,” “outlook,” “possible,” “plan,” “predict,” “project,” “potential,” “seek,” “should,” “target,” “will,” “will likely,” “would,” or the negative of these terms or other comparable terminology, as well as similar expressions, are intended to identify forward-looking statements but are not the exclusive means of identifying such statements. Please refer to Stock Yards’ Annual Report on Form 10-K for the year ended December 31, 2024, and Quarterly Reports on Form 10-Q for the three months ended March 31, 2025, June 30, 2025, and September 30, 2025, as well as Stock Yards’ other filings with the SEC for a more detailed discussion of risks, uncertainties and factors that could cause actual results to differ from those discussed in the forward-looking statements.

Forward-looking statements are not historical facts but instead express only management’s beliefs regarding future results or events, many of which, by their nature, are inherently uncertain and outside of the management’s control. It is possible that actual results and outcomes may differ, possibly materially, from the anticipated results or outcomes indicated in these forward-looking statements. In addition to factors disclosed in reports filed by Stock Yards with the SEC, risks and uncertainties for Stock Yards, Field & Main and the combined company include, but are not limited to: the possibility that some or all of the anticipated benefits of the proposed merger will not be realized or will not be realized within the expected time period; the risk that integration of Field & Main’s operations with those of Stock Yards will be materially delayed or will be more costly or difficult than expected; the parties’ inability to meet expectations regarding the timing, completion and accounting and tax treatments of the Merger; the inability to complete the Merger due to the failure of Field & Main shareholders to adopt the Merger Agreement; the failure to satisfy other conditions to completion of the Merger, including receipt of required regulatory and other approvals; the failure of the proposed transaction to close for any other reason; diversion of management's attention from ongoing business operations and opportunities due to the Merger; the challenges of integrating and retaining key employees; the effect of the announcement of the Merger on the customer and employee relationships and operating results of Stock Yards, Field & Main or the combined company, respectively; the possibility that the Merger may be more expensive to complete than anticipated, including as a result of unexpected factors or events; dilution caused by Stock Yards’ issuance of additional shares of Stock Yards Common Stock in connection with the Merger; unpredictability and severity of catastrophic events, including but not limited to acts of terrorism, outbreaks of war or hostilities; and general competitive, economic, political and market conditions and fluctuations. All forward-looking statements included in this Current Report are made as of the date hereof and are based on information available at that time. Except as required by law, neither Stock Yards nor Field & Main assumes any obligation to update any forward-looking statement to reflect events or circumstances that occur after the date the forward-looking statements were made.

Additional Information Regarding the Proposed Transaction

This Current Report is being made in respect of the proposed merger transaction between Stock Yards and Field & Main. Stock Yards will file a registration statement on Form S-4 with the SEC in connection with the proposed transaction. The registration statement will include a proxy statement of Field & Main that also constitutes a prospectus of Stock Yards which, when finalized, will be sent to the shareholders of Field & Main seeking their approval of the merger-related proposals. This Current Report is not a substitute for the proxy statement/prospectus or registration statement or any other document that Stock Yards or Field & Main may file with the SEC. FIELD & MAIN’ SHAREHOLDERS ARE ADVISED TO READ THE REGISTRATION STATEMENT ON FORM S-4 AND THE RELATED PROXY STATEMENT/PROSPECTUS, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THOSE DOCUMENTS AND ANY OTHER RELEVANT DOCUMENTS FILED OR TO BE FILED WITH THE SEC IN CONNECTION WITH THE PROPOSED TRANSACTION, WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT STOCK YARDS, FIELD & MAIN AND THE PROPOSED TRANSACTION. When filed, the registration statement, the definitive proxy statement/prospectus and other documents relating to the merger transaction filed by Stock Yards and Field & Main can be obtained free of charge from the SEC’s website at www.sec.gov. These documents also can be obtained free of charge by accessing Stock Yards’ website at www.syb.com under the tab “Investor Relations” and then under “SEC Filings.” Alternatively, these documents, when available, can be obtained free of charge from Stock Yards upon written request to Stock Yards, Attention: Chief Financial Officer, 1040 East Main Street, Louisville, Kentucky 40206 or by calling (502) 582-2571, or to Field & Main, Attention: Chief Financial Officer, 140 North Main Street, Henderson, Kentucky 42420 or by calling (270) 881-1500.

Participants in the Solicitation

Stock Yards, Field & Main and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from Field & Main’s shareholders in connection with the proposed transaction. Information about the directors and executive officers of Stock Yards and their ownership of Stock Yards Common Stock is set forth in the definitive proxy statement for Stock Yards’ 2025 annual meeting of shareholders, as previously filed with the SEC on March 12, 2025, and Stock Yards’ Annual Report on Form 10-K for the year ended December 31, 2024, as previously filed with the SEC on February 27, 2025, as well as other documents filed with the SEC. Information about the directors and executive officers of Field & Main and their ownership of Field & Main common stock, as well as additional information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by securities holdings or otherwise, will be included in the proxy statement/prospectus and other relevant documents regarding the proposed transaction to be filed with the SEC when they become available. Shareholders of Field & Main may obtain free copies of these documents from Stock Yards or Field & Main using the sources indicated above.

No Offer or Solicitation

This Current Report is not intended to and shall not constitute an offer to sell or the solicitation of an offer to buy securities nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such jurisdiction. This Current Report is also not a solicitation of any vote in any jurisdiction pursuant to the proposed transaction or otherwise. No offer of securities or solicitation will be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Stock Yards Bancorp, Inc.

Date: January 27, 2026	By:	/s/ T. Clay Stinnett
T. Clay Stinnett
Executive Vice President, Treasurer and Chief Financial Officer